October 29, 2009

VIA FACSIMILE, FEDEX AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 3720
Washington, DC  20549-0303
Attn:  Mr. Scott Hodgdon

         Re:      Sunshine PCS Corporation
                  Schedule 13E-3/A, Amendment No. 3
                  File No. 005-84854
                  Schedule 14A, Amendment No. 3
                  File No. 333-50948
                  Filed October 9, 2009

Dear Mr. Hodgdon:

         On behalf of Sunshine PCS Corporation (the "Company" or "Sunshine"), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff") received by letter dated October 22, 2009. We appreciate the Staff's prompt consideration of this response.

         In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response in regular type. References in this letter to "we", "our" or "us" mean the Company or its advisors, as the context may require.

Schedule 13E-3
--------------

General
-------

     1. We refer you to your letter dated September 25, 2009. The resignation of Mr. Dolan after the principal terms of the transaction had been structured does not negate his prior actions as one of the two board members who unanimously approved the reverse stock split transaction and who was involved in the negotiation, structuring, and timing of the going private transaction. Accordingly, please revise to add Mr. Dolan to the Schedule 13e-3 and to include the requisite disclosures..

           The Schedule 13E-3 has been amended in response to this comment to add Mr. Dolan as a filing person and provide all required disclosures. Please see pages 1, 4 and 6-7 of Amendment No. 4 to
           Schedule 13E-3.


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Securities and Exchange Commission
Page 2

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

     2. We note your response to prior comment 1 in your letter dated October 9, 2009. We refer you to the April 30, 2009 term sheet in which LICT described Sunshine PCS as a registered public shell "in the process of doing a reverse stock split, bringing the total number of its shareholders below 300 and then filing a Form 15 to suspend its reporting obligations." We also refer you to response 1 of your response letter dated August 14, 1009 in which you represent that the LICT board concluded in July 2008 that a merger with Sunshine "following the suspension of Sunshine's reporting obligation, would be attractive." Please supplementally clarify whether LICT expressed verbally or in writing, to Sunshine's board that its proposal was contingent on the reverse stock split and going private being effected by Sunshine PCS prior to the reverse merger.

           For the Staff's information, LICT never expressed to our Board, in writing or orally, that the proposal was contingent upon the completion of the reverse stock split and going private transaction. In LICT's expressions of interest in pursuing the proposal, it has only talked in the context of Sunshine being in the process of pursuing the reverse stock split and going private transaction and LICT assuming that the reverse stock split and going private transaction would be accomplished.


                                    * * * * *

The Company hereby acknowledges the following:

          o The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

          o Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
Page 3


     If you have any questions about our responses in this letter, please feel free to contact me at (701) 924-1000, or our outside securities counsel, David
C. Grorud or Leigh-Erin Irons, both of Fredrikson & Byron, at (612) 492-7032 and
(612) 492-7259, respectively.

Sincerely,

/s/ David S. Ahl

David S. Ahl, Chief Executive Officer

Sunshine PCS Corporation